Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. to Present at Three Investor Conferences in September

Dartmouth, Nova Scotia and Cambridge, Mass. – September 1, 2021 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology company pioneering a novel class of immunotherapies against difficult-to-treat cancers, today announced that members of IMV’s executive management team will be presenting at three investor conferences in September.

2021 Virtual Wells Fargo Healthcare Conference

  Fireside chat, Thursday, September 9, 2021

  9:20 a.m. ET

HC Wainwright 23rd Annual Global Investment Conference

  On-demand starting September 13, 2021

  7:00 a.m. ET

Cantor Global Healthcare 2021 Conference

  Fireside chat, Wednesday, September 29, 2021

  11:20 a.m. ET

Webcasts of IMV’s presentations will be accessible in the 'Events, Webcasts & Presentations' section of IMV’s website. These webcasts will then be archived following the live presentation and a copy of the presentation will be available at www.imv-inc.com.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing hard-to-treat cancer and other unmet medical needs. IMV is pioneering a novel class of cancer immunotherapies based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a differentiated mechanism of action that generates a targeted and durable immune activation with limited side effects. IMV’s lead candidate, maveropepimut-S (formerly named DPX-Survivac), is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing maveropepimut-S in breast and advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing another DPX-based immunotherapy: DPX-SurMAGE, a dual targeted immunotherapy to be evaluated in subjects with bladder cancer later this year. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the anticipated timing, enrollment of subjects and results from the Company’s clinical studies and trials for its various drugs and therapies, the anticipated timing of meetings and submissions with the FDA for the Company’s various drugs and therapies and the potential for synergistic action and results from the use of combined immunotherapies by the Company for various diseases. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819, ext: 1042
M: (514) 617-9481
E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681 M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com